Exhibit 99.28

Media release

BHP and Rio Tinto endorse Uluru Statement from the Heart

31	January 2019

BHP and Rio Tinto have endorsed the Uluru Statement from the Heart and its objectives to enshrine a First Nations Voice in the Australian constitution and to also establish a Makarrata Commission.

The Uluru Statement from the Heart is a national Indigenous statement on constitutional recognition that came out of the First Nations National Constitutional Convention in May 2017.

The statement followed robust consultation at 13 regional forums across Australia featuring 1200 delegates. It was the most proportionately significant consultation process undertaken to date with the nation’s 600,000 Indigenous Australians.

BHP CEO Andrew Mackenzie said: “A First Nations voice to parliament is a meaningful step towards reconciliation. It would empower Indigenous Australians and it would make sure Indigenous people have a say on the legislation, policy and programs that shape Indigenous lives, families and communities.

We will work with Australia’s leaders, and use our voice to support the call to give Indigenous Australia the constitutionally-enshrined voice it deserves.”

Rio Tinto managing director Australia, Joanne Farrell, said: “We are proud to support the Uluru Statement from the Heart.

“Enshrining the First Nations Voice in the Constitution is important to ensure continued participation in decisions about Indigenous rights and interests. We believe national conversations around constitutional reform must continue as a priority for our country.

“As the largest private sector employer of Indigenous people in Australia, we look forward to working with Indigenous communities, State and Federal governments and the rest of Australia to take this next step towards reconciliation.”

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